Exhibit 99.1

Phoenix New Media Reports Third Quarter 2013 Unaudited Financial Results

3Q13 Total Revenues Up 32.3% YOY

3Q13 Net Advertising Revenues Up 59.3% YOY

3Q13 Net Income Attributable to PNM Reached RMB80.0 Million

Live Conference Call to be Held at 7:00 PM U.S. Eastern Time on November 13

BEIJING, China, November 14, 2013 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights

•                  Total revenues increased by 32.3% year-over-year to RMB378.7 million (US$61.9 million), driven by a 59.3% increase in net advertising revenues, and a 6.2% increase in paid service revenues.

•                  Net income attributable to Phoenix New Media Limited increased by 593.5% year-over-year to RMB80.0 million (US$13.1 million).

•                  Adjusted net income attributable to Phoenix New Media Limited1 increased by 481.5% year-over-year to RMB82.0 million (US$13.4 million).

•                  Adjusted net income per diluted ADS2 increased by 507.5% year-over-year to RMB1.06 (US$0.17).

Mr. Shuang Liu, CEO of Phoenix New Media, stated, “we are very pleased to report another strong quarter with net advertising revenues growing by almost 60% year-over-year, exceeding our previous guidance. The growth, driven by increased traffic and strong sales execution, has demonstrated the synergy potential of our multiple media platforms, and the increasing receptiveness that our users and advertisers have developed towards our proprietary content and platform offerings.  Moreover, the cost synergy from our convergence model has further helped margin expansion, which led to record GAAP net income.

Mr. Liu continued, “Looking forward to 2014, we are focusing on leveraging the economies of scale inherent in our core media platform to expand into additional lifestyle verticals such as real estate, auto, health and several other key areas. We expect these new initiatives will not only help solidify the ifeng brand as a respected and diversified news and lifestyle media company, but they will also further expand our user reach and strengthen user stickiness across the ifeng media platform.  As one of China’s most influential Internet media companies, we are confident that our strategy of expanding exclusive and premium content across PC, video and mobile Internet platforms will further strengthen our leading position in today’s increasingly digital and mobile world.”

1 An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

2  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Third Quarter 2013 Financial Results

REVENUES

Total revenues for the third quarter of 2013 increased by 32.3% to RMB378.7 million (US$61.9 million) from RMB286.4 million in the third quarter of 2012.

Net advertising revenues, calculated net of advertising agency service fees, for the third quarter of 2013 increased by 59.3% to RMB223.8 million (US$36.6 million) from RMB140.5 million in the third quarter of 2012, primarily due to an increase in average revenue per advertiser (“ARPA”) of 13.8% to RMB0.7 million (US$0.1 million) and an increase in the total number of advertisers of 40.0% to 336.

Paid service revenues3 for the third quarter of 2013 increased by 6.2% to RMB154.9 million (US$25.3 million) from RMB145.8 million in the third quarter of 2012. Mobile value-added services (“MVAS”)4 revenues decreased by 4.3% to RMB132.4 million (US$21.6 million) in the third quarter of 2013 from RMB138.4 million in the third quarter of 2012 due to declining usage of 2G text message based pay-per-view services. Games and other5 revenues increased by 202.6% to RMB22.5 million (US$3.7 million) in the third quarter of 2013 from RMB7.4 million in the third quarter of 2012, primarily driven by the increase in revenues generated from web-based games on the Company’s game platform.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the third quarter of 2013 increased by 11.8% to RMB194.4 million (US$31.8 million) from RMB173.9 million in the third quarter of 2012, primarily due to an increase in content and operational costs, and sales taxes and surcharges, and partially offset by a decrease in revenue sharing fees, and bandwidth costs. Revenue sharing fees to telecom operators and channel partners decreased to RMB76.2 million (US$12.4 million) in the third quarter of 2013 from RMB79.4 million in the third quarter of 2012, primarily due to a decrease in WVAS revenues. Content and operational costs increased to RMB75.5 million (US$12.3 million) in the third quarter of 2013 from RMB60.1 million in the third quarter of 2012 due to an increase in staff-related costs. Bandwidth costs decreased to RMB18.3 million (US$3.0 million) in the third quarter of 2013 from RMB20.2 million in the third quarter of 2012, primarily due to more efficient bandwidth management. Sales taxes and surcharges increased to RMB24.4 million (US$4.0 million) in the third quarter of 2013 from RMB14.2 million in the third quarter of 2012. Share-based compensation expenses included in cost of revenues was RMB1.9 million (US$0.3 million) in the third quarter of 2013 as compared to RMB0.6 million in the third quarter of 2012. The year-over-year increase in share-based compensation expenses was primarily due to the stock options newly granted in 2013.

Gross profit for the third quarter of 2013 increased by 63.9% to RMB184.3 million (US$30.1 million) from RMB112.5 million in the third quarter of 2012. Gross margin for the third quarter of 2013 increased to 48.7% from 39.3% in the third quarter of 2012, mainly due to the increased revenue contribution from advertising and web-based games. Adjusted gross margin, which excludes share-based compensation expenses, increased to 49.2% in the third quarter of 2013 from 39.5% in the third quarter of 2012.

3  In 2013, the Company adjusted paid service revenues classification from previously mobile Internet value-added services, or MIVAS, and video value-added services, or VVAS, into currently mobile value-added services, or MVAS, and games and others.

4  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, and mobile games through telecom operators’ platforms.

5  Games and others includes web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the third quarter of 2013 increased by 0.8% to RMB109.7 million (US$17.9 million) from RMB108.8 million in the third quarter of 2012. The increase in operating expenses was primarily attributable to the increase in staff-related costs, and expenses associated with the Company’s marketing and promotions, and partially offset by a decrease in bad debt provision. Share-based compensation expenses included in operating expenses was RMB0.04 million (US$0.01 million) in the third quarter of 2013 as compared to RMB2.0 million in the third quarter of 2012. The year-over-year decrease in share-based compensation expenses was primarily due to the true-up adjustment made to recognize actual forfeitures.

Income from operations for the third quarter of 2013 increased significantly to RMB74.6 million (US$12.2 million) from RMB3.7 million in the third quarter of 2012. Operating margin for the third quarter of 2013 increased to 19.7% from 1.3% in the third quarter of 2012, mainly due to increased revenue contribution from advertising and web-based games.

Adjusted income from operations for the third quarter of 2013, which excludes share-based compensation expenses, increased significantly to RMB76.6 million (US$12.5 million) from RMB6.3 million in the third quarter of 2012. Adjusted operating margin for the third quarter of 2013 increased to 20.2% from 2.2% in the third quarter of 2012.

FOREIGN CURRENCY EXCHANGE (LOSS) GAIN AND INTEREST INCOME

Foreign currency exchange gain for the third quarter of 2013 was RMB3.0 million (US$0.5 million), as compared to an exchange loss of RMB2.0 million in the third quarter of 2012. The foreign currency exchange gain for the third quarter of 2013 was mainly attributable to RMB appreciation against the U.S. dollar during the period. Interest income for the third quarter of 2013 was RMB8.9 million (US$1.4 million), as compared to RMB8.2 million in the third quarter of 2012.

NET INCOME

Net income attributable to Phoenix New Media Limited for the third quarter of 2013 increased by 593.5% to RMB80.0 million (US$13.1 million) from RMB11.5 million in the third quarter of 2012. Net margin for the third quarter of 2013 increased to 21.1% from 4.0% in third quarter of 2012. Net income per diluted ADS in the third quarter of 2013 increased by 624.4% to RMB1.04 (US$0.17) from RMB0.14 in the third quarter of 2012.

Adjusted net income attributable to Phoenix New Media Limited for the third quarter of 2013, which excludes share-based compensation expenses, increased by 481.5% to RMB82.0 million (US$13.4 million) from RMB14.1 million in the third quarter of 2012. Adjusted net margin for the third quarter of 2013 increased to 21.7% from 4.9% in the third quarter of 2012. Adjusted net income per diluted ADS in the third quarter of 2013 increased by 507.5% to RMB1.06 (US$0.17) from RMB0.17 in the third quarter of 2012.

For the third quarter of 2013, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 77,223,579.

Business Outlook

For the fourth quarter of 2013, the Company expects its total revenues to be between RMB368 million and RMB378 million. Net advertising revenues are expected to be between RMB244 million and RMB249 million. Paid service revenues are expected to be between RMB124 million and RMB129 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Share Options

In October 2013, the Company granted options to purchase up to 6,324,500 Class A ordinary shares to its employees under its 2008 Option Scheme.

Conference Call Information

The Company will hold a conference call at 7:00 p.m. U.S. Eastern Time on November 13, 2013 (November 14, 2013 at 8:00 a.m. Beijing / Hong Kong time) to discuss its third quarter 2013 financial results and operating performance.

To participate in the call, please dial the following numbers:

International:	+6567239385
China:	4001200654
Hong Kong:	+85230512745
United States:	+18456750438
Conference ID:	94119115

A replay of the call will be available through November 20, 2013 by dialing the following numbers:

International:	+61281990299
China:	4001200931
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	94119115

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media Limited, adjusted net margin and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation expenses. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation expenses. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation expenses. Adjusted net margin is adjusted net income attributable to Phoenix New Media Limited divided by total revenues. Adjusted net income per diluted ADS is adjusted net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income to obtain a better understanding of its operating performance. It uses this non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.1200 to US$1.00, the noon buying rate in effect on September 30, 2013 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward–looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward–looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward–looking statements. Phoenix New Media may also make written or oral forward–looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20–F and 6–K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward–looking statements. Forward–looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward–looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F–1, as amended, and its annual reports on Form 20–F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward–looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	September 30,	September 30,
	2012	2013	2013
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	916,169	1,198,626	195,854
Term deposits	235,000	55,332	9,041
Accounts receivable, net	280,987	322,014	52,617
Amounts due from related parties	63,811	156,178	25,519
Prepayment and other current assets	42,557	70,532	11,525
Deferred tax assets	17,504	21,993	3,594
Total current assets	1,556,028	1,824,675	298,150
Non-current assets:
Property and equipment, net	102,547	99,813	16,309
Intangible assets, net	9,488	9,750	1,593
Other non-current assets	13,104	12,161	1,987
Total non-current assets	125,139	121,724	19,889
Total assets	1,681,167	1,946,399	318,039

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	154,637	194,235	31,738
Amounts due to related parties	1,806	20,030	3,273
Advances from customers	5,884	16,155	2,640
Taxes payable	40,156	60,373	9,865
Salary and welfare payable	63,631	83,425	13,632
Accrued expenses and other current liabilities	40,717	83,781	13,689
Total current liabilities	306,831	457,999	74,837
Long-term liabilities	7,996	8,264	1,350
Total liabilities	314,827	466,263	76,187

Shareholders’ equity
Class A ordinary shares	19,575	18,567	3,034
Class B ordinary shares	22,053	22,053	3,603
Additional paid-in capital	1,785,597	1,721,183	281,239
Treasury stock	(112)	—	—
Statutory reserves	31,985	31,985	5,226
Accumulated deficit	(455,810)	(259,123)	(42,340)
Accumulated other comprehensive loss	(36,948)	(54,529)	(8,910)
Total shareholders’ equity	1,366,340	1,480,136	241,852
Total liabilities and shareholders’ equity	1,681,167	1,946,399	318,039

* Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2013.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2012	2013	2013	2013	2012	2013	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	140,521	209,520	223,831	36,574	417,022	599,797	98,006
Paid service revenues	145,837	154,728	154,910	25,312	391,788	424,569	69,374
Total revenues	286,358	364,248	378,741	61,886	808,810	1,024,366	167,380
Cost of revenues	(173,887)	(173,422)	(194,434)	(31,770)	(466,224)	(511,710)	(83,613)
Gross profit	112,471	190,826	184,307	30,116	342,586	512,656	83,767
Operating expenses:
Sales and marketing expenses	(54,073)	(64,406)	(65,839)	(10,758)	(130,773)	(185,337)	(30,284)
General and administrative expenses	(29,029)	(29,320)	(16,604)	(2,713)	(78,004)	(70,756)	(11,561)
Technology and product development expenses	(25,676)	(26,457)	(27,224)	(4,448)	(67,875)	(79,306)	(12,958)
Total operating expenses	(108,778)	(120,183)	(109,667)	(17,919)	(276,652)	(335,399)	(54,803)
Income from operations	3,693	70,643	74,640	12,197	65,934	177,257	28,964
Other income:
Interest income	8,150	7,502	8,860	1,448	25,466	23,253	3,800
Foreign currency exchange (loss)/gain	(1,976)	9,969	3,008	492	(4,692)	15,150	2,475
Others, net	1,494	1,368	2,769	452	4,508	7,423	1,213
Income before tax	11,361	89,482	89,277	14,589	91,216	223,083	36,452
Income tax benefit/(expense)	181	(12,041)	(9,235)	(1,510)	(11,719)	(26,396)	(4,313)
Net income attributable to Phoenix New Media Limited	11,542	77,441	80,042	13,079	79,497	196,687	32,139
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	2,660	(11,533)	(3,722)	(608)	6,326	(17,581)	(2,873)
Comprehensive income attributable to Phoenix New Media Limited	14,202	65,908	76,320	12,471	85,823	179,106	29,266
Net income attributable to Phoenix New Media Limited	11,542	77,441	80,042	13,079	79,497	196,687	32,139
Net income per Class A and Class B ordinary share:
Basic	0.02	0.13	0.13	0.02	0.13	0.32	0.05
Diluted	0.02	0.12	0.13	0.02	0.12	0.32	0.05
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.15	1.02	1.07	0.17	1.02	2.59	0.42
Diluted	0.14	1.00	1.04	0.17	0.98	2.52	0.41
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	627,328,020	608,449,218	599,683,858	599,683,858	626,476,370	607,657,461	607,657,461
Diluted	645,376,189	621,692,696	617,788,630	617,788,630	647,617,767	623,179,760	623,179,760

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended September 30, 2012			Three Months Ended June 30, 2013			Three Months Ended September 30, 2013
		Non-GAAP			Non-GAAP			Non-GAAP
	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Gross profit	112,471	554	113,025	190,826	1,931	192,757	184,307	1,929	186,236
Gross margin	39.3%		39.5%	52.4%		52.9%	48.7%		49.2%
Income from operations	3,693	2,561	6,254	70,643	6,156	76,799	74,640	1,973	76,613
Operating margin	1.3%		2.2%	19.4%		21.1%	19.7%		20.2%
Net income attributable to Phoenix New Media Limited	11,542	2,561	14,103	77,441	6,156	83,597	80,042	1,973	82,015
Net margin	4.0%		4.9%	21.3%		23.0%	21.1%		21.7%
Net income per ADS—diluted	0.14		0.17	1.00		1.08	1.04		1.06
Weighted average number of ADSs used in computing diluted net income per ADS	80,672,024		80,672,024	77,711,587		77,711,587	77,223,579		77,223,579

(1) Non-GAAP adjustment is only to exclude share-based compensation expenses.

Details of cost of revenues is as follows:

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
(Amounts in thousands)	2012	2013	2013	2013
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	79,383	67,962	76,182	12,448
Content and operational costs	60,109	64,172	75,538	12,343
Bandwidth costs	20,175	20,231	18,331	2,995
Sales taxes and surcharges	14,220	21,057	24,383	3,984
Total cost of revenues	173,887	173,422	194,434	31,770